Exhibit 22.1

EchoStar Corporation

List of Subsidiary Guarantors

The following subsidiaries of EchoStar Corporation are the guarantors of the 10.50% Senior Secured Notes due 2030. The Notes will be unconditionally guaranteed on a senior secured basis.

Entity	Jurisdiction of Incorporation or Organization
DBSD Corporation DBSD Services Limited	Colorado United Kingdom